Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
January 13, 2012
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES Q1 2012 RESULTS

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, today announced financial results for the quarter ended October 31, 2011.

HIGHLIGHTS

DOS47/L-DOS47:

  As previously announced, during the fiscal year ended July 31, 2011, Helix received regulatory approvals to conduct two clinical studies with its lung cancer drug candidate L-DOS47, a European Phase I/II study and U.S. Phase I study. Both studies have been designed to examine safety, tolerability and preliminary efficacy of L-DOS47. Pre-study logistical preparations are ongoing for both studies, with patient recruitment expected to commence early in calendar 2012.

Topical Interferon Alpha-2b:

  Subsequent to the quarter-end, the “clinical hold” on the Company’s investigational new drug (“IND”) application for its Topical Interferon Alpha-2b, Phase II/III, low-grade cervical lesion efficacy trial has been removed by the United States Food and Drug Administration (“FDA”), following submission of Helix’s complete clinical hold response during the quarter. Accordingly, as reported in its news release of November 11, 2011, Helix now has FDA approval to perform the planned clinical trial. As previously reported, the Company is still in need of additional funding as well as strategic partner support before commencing this trial.

  On December 22, 2011, the Company announced the filing of a clinical trial application for its planned European Phase III efficacy trial of topical interferon alpha-2b in patients with low-grade cervical lesions.

Annual General Meeting / Special Committee:

  Helix’s annual general meeting (“AGM”) has been scheduled for January 30, 2012. Subsequent to the end of the quarter, as announced on November 16, 2011, Helix’s Board of Directors appointed a special committee of independent directors, Jack Kay and Tom Hodgson, (the “Special Committee”) to advise the Board with respect to the AGM, and to deal with matters raised by certain shareholders who participated in private placements by the Company in Europe. As announced on December 6, 2011, the Special Committee engaged Ernst & Young LLP to assist the Special Committee in the investigation of the conduct of certain shareholders and parties related to these shareholders that had come to the attention of the Special Committee, in relation to representations and assurances that were not authorized by the Company which may have been made with respect to the return on investment of the Company's shares to certain European shareholders who bought shares under private placements undertaken in Europe. In addition, counsel to the Special Committee has commenced an application to the Ontario Superior Court of Justice (Commercial List) seeking directions from the Court in relation to the AGM.

  On January 6, 2012, the Company announced a corporate growth strategy and its proposed new board of director slate for the January 30, 2012 annual general meeting comprising Dr. Donald H. Segal, Mr. Jack Kay, Mr. W. Thomas Hodgson, Ms. Ewa Don-Siemion, Prof. Wojciech Kwiatek and Dr. Wayne Schnarr.

Other:

  On January 9, 2012, the Company announced the appointment of Mr. Jack Kay as Chairman of the Board and Prof. Kazimierz Roszkowski-Sliz as European Medical Director.

RESULTS FROM OPERATIONS
Three month period ended October 31, 2011 compared to the same period in the previous year

Beginning with the three-month period ended October 31, 2011, Helix is reporting its financial results in accordance with International Financial Reporting Standards (IFRS), as required for public companies in Canada. Previously, Helix reported its financial results under Canadian Generally Accepted Accounting Standards (GAAP). Financial results for the corresponding period in fiscal 2011 have been restated to reflect the adoption of IFRS.

Loss for the period
During the first quarter of fiscal 2012, the Company recorded a loss of $3,244,000 or $0.05 per common share, resulting in a decreased loss of $357,000 when compared to the first quarter of fiscal 2011. The Company recorded a loss of $3,601,000 or $0.06 per common share in the first quarter of fiscal 2011.

Revenues
Revenues in the first quarter of fiscal 2012 totaled $1,122,000 (2011 – $1,205,000) resulting in a decrease of $83,000 or 6.9% when compared to the first quarter of fiscal 2011.

Product revenues totaled $1,122,000 in the first quarter of fiscal 2012. When compared to the first quarter of fiscal 2011, product revenues increased by $17,000 or 1.5%. Product revenues were higher for Orthovisc® and Monovisc™ while product revenues were lower for Klean-Prep®, Normacol® and Imunovir®. Changes in product revenues are a result of sales volumes, rather than pricing.

License fees and royalties totaled $Nil in the first quarter of fiscal 2012. When compared to the first quarter of fiscal 2011, license fees and royalties were lower by $100,000. On December 1, 2010, the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn. As a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward. The Company currently does not have any other arrangements in place generating license fees or royalties.

Cost of sales
Cost of sales totaled $456,000 in the first quarter of fiscal 2012 (2011 - $414,000). As a percentage of product revenues, cost of sales in the first quarter of fiscal 2012 and the first quarter of 2011 were 40.6% and 37.5%, respectively. The higher cost of sales in the first quarter of fiscal 2012 was primarily due to higher inventory purchasing costs associated with a weakening Canadian dollar and higher price discount on a large volume customer order.

Research & development
Research and development costs in the first quarter of fiscal 2012 totaled $2,111,000 (2011 – $2,846,000) for a decrease of $735,000.

Topical Interferon Alpha-2b research and development costs in the first quarter of fiscal 2012 totaled $902,000 (2011 – $1,285,000) for a decrease of $383,000. Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b previous clinical programs having been completed. The Company has concentrated its efforts on resolving the FDA clinical hold associated with its application to conduct a U.S. Phase II/III IND trial for low-grade cervical lesions. Subsequent to October 31, 2011, the clinical hold on the Company’s IND application for its Topical Interferon Alpha-2b, Phase II/III, low-grade cervical lesion efficacy trial has been removed by the FDA.

L-DOS47 research and development costs in the first quarter of fiscal 2012 totaled $1,209,000 (2011 – $1,561,000) for a decrease of $352,000. The L-DOS47 research and development expenditures in fiscal 2012 reflect expenditures associated with the preparation for commencement of the Phase I Clinical Study in the U.S. and a Polish Phase I/II Clinical Study.

Operating, general & administration
Operating, general and administration expenses in the first quarter of fiscal 2012 totaled $1,520,000 (2011 – $1,330,000) for an increase of $190,000. The increase in operating, general and administration expenditures is the result of higher legal and audit fees in the first quarter of fiscal 2012. The higher legal fees are associated with dealing with matters leading up to the Company’s AGM scheduled for January 30, 2012. Operating, general and administration expenses for the second quarter of fiscal 2012 are expected to increase due to legal fees and other administrative expenses related to the AGM and Special Committee.

Sales and marketing
Sales and marketing expense in the first quarter of fiscal 2012 totaled $298,000 (2011 – $298,000).

Interest income
Interest income in the first quarter of fiscal 2012 totaled $44,000 (2011 – $50,000).

Foreign exchange gain/loss
Foreign exchange losses in the first quarter of fiscal 2012 totaled $25,000 (2011 – gain of $35,000). Foreign exchange gains and losses are mainly the result of the foreign currency translation of the Company’s foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euros.

Income taxes
Income tax expense in the first quarter of fiscal 2012 totaled $Nil (2011 – $3,000). Income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities totaled $1,391,000 in the first quarter of fiscal 2012 (2011 – $3,083,000), which includes a net loss of $3,244,000 (2011 – net loss of $3,601,000) in the respective fiscal quarters.

Significant adjustments in the first quarter of fiscal 2012 include stock-based compensation of $386,000 (2011 – $732,000), amortization of property, plant and equipment of $174,000 (2011 – $107,000), deferred lease credits of $7,000 (2011 – $6,000), foreign exchange losses of $25,000 (2011 – $35,000 gain) and changes in non-cash working capital balances related to operations of $1,236,000 (2011 – negative $280,000).

Financing activities
Financing activities in the first quarter of fiscal 2012 were $43,000 (2011 – $9,457,000). Financing activities in the first quarter of fiscal 2012 reflect the exercise of stock options while 2011 reflect the net proceeds from a private placement.

Investing activities
Use of cash in investing activities in the first quarter of fiscal 2012 totaled $17,000 (2011 – $9,000).

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as economic conditions relating to the state of the capital markets generally.

At October 31, 2011, the Company had cash and cash equivalents totaling $17,654,000 (July 31, 2011 – $19,044,000). The total number of common shares issued as at October 31, 2011 was 67,208,105 (July 31, 2011 – 67,164,934).

Though the Company does not currently have enough cash reserves to fully fund its planned L-DOS47 clinical studies which the Company has estimated are to last over approximately a three year period, nor to initiate its Topical Interferon Alpha-2b clinical studies (assuming regulatory approvals and strategic partner support are obtained), the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures beyond the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company’s planned expenditures in the next twelve months do not include severance payouts of up to $2,600,000 that could result from a change in the Board of Directors of the Company if such change triggers change of control clauses in certain employment agreements. The Company may face a contested election for its Board of Directors at the AGM which could result in such a change of control. The Company will continue to seek additional funding to carry out its business plan and to minimize, to the best of its ability, the risks to its operations.

Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the ongoing global economic downturn and credit crisis continue to add further challenges. The AGM / Special Committee matters referred to above under “Highlights – Annual General Meeting / Special Committee” are also likely to have a negative effect on equity financing in the near term. While the Company has been able to raise equity financing in recent years, there can be no assurance that additional funding by way of equity financing will continue to be available. Any additional equity financing, if secured, would result in dilution to the existing shareholders which may be significant. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional financing on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs, including any ongoing clinical trials, and reducing related overhead, any of which could impair the current and future value of the business. The Company is not certain when or whether it will achieve profitability, or whether it will be able to increase its revenues or raise additional investment capital, or whether a change in control of the Board of Directors will trigger the payout of severance amounts totaling approximately $2,600,000, all of which may cast significant doubt as to the ability of the Company to operate as a going concern.

The Company’s unaudited condensed interim consolidated statement of financial position as at October 31, 2011 and October 31, 2010, unaudited condensed interim consolidated statement of net loss and comprehensive loss for the three month periods ending October 31, 2011 and October 31, 2010 and the unaudited condensed interim consolidated statement of cash flows for the three month periods ending October 31, 2011 and October 31, 2010 are summarized below:

Consolidated Statement of Net Loss and Comprehensive Loss			Consolidated Statements of Cash Flows (thousand $)
For the three month periods ended October 31			For the three month periods ended October 31
(thousand $, except for per share data)				2011	2010
			Cash provided by (used in):
	2011	2010
Revenue:			Loss for the quarter	(3,244)	(3,601)
Product revenue	1,122	1,105
Royalties and license fees	-	100	Items not involving cash:
	1,122	1,205	Amortization of property, plant and equipment	174	107
			Deferred lease credit	(7)	(6)
Expenses:			Stock-based compensation	386	732
Cost of sales	456	414	Stock-based consideration	39	-
Research and development	2,111	2,846	Foreign exchange loss (gain)	25	(35)
Operating, general and admin	1,520	1,330		(2,627)	(2,803)
Sales and marketing	298	298
Foreign exchange loss (gain)	25	(35)	Change in non-cash
	4,410	4,853	working capital	1,236	(280)

Loss before undernoted items	(3,288)	(3,648)	Operating activities	(1,391)	(3,083)
Finance income	44	50
Income tax expense	-	(3)	Financing activities	43	9,457
Net loss and total comprehensive loss	(3,244)	(3,601)
			Investing activities	(17)	(9)
Loss per share:
Basic	(0.05)	(0.06)	Effect of exchange rate changes
Diluted	(0.05)	(0.06)	on cash and cash equivalents	(25)	35
			Cash and cash equivalents:
			Increase/(decrease)	(1,390)	6,400
			Beginning of the period	19,044	13,125
			End of the period	17,654	19,525

Consolidated Statement of Financial Position (thousand $) as at:
	Oct-31	Jul-31	Aug-01
	2011	2011	2010
Current assets:
Cash and cash equivalents	17,654	19,044	13,125
Accounts receivable	955	1,906	1,365
Inventory	425	528	780
Prepaid and other	141	202	398
	19,175	21,680	15,668
Non current assets	2,534	2,691	2,446
Total assets	21,709	24,371	18,114

Current liabilities:
Accounts payable	1,299	1,085	1,392
Accrued liabilities	709	804	821
Income tax payable	298	296	43
Deferred lease credit	25	25	25
	2,331	2,210	2,281
Non current liabilities	41	48	72
Total liabilities	2,372	2,258	2,353

Shareholders' equity	19,337	22,113	15,761
Total liabilities and shareholders'equity	21,709	24,371	18,114

The Company’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis are being filed today with Canadian securities regulatory authorities and with the US Securities and Exchange Commission and will be available at www.sedar.com and at www.sec.gov, respectively, as well as on the Company’s website at www.helixbiopharma.com. Shareholders have the ability to receive a hard copy of the Company’s unaudited condensed interim consolidated financial statements statements free of charge upon request.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

Investor Relations:

John F. Heerdink, Jr.

Vista Partners LLC

Tel: (877) 215-4813

Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties
 This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies; sufficiency of the Company’s cash reserves and expected cash flow from operations; need for additional financing; the Company’s plans to initiate clinical studies for L-DOS47; the Company’s upcoming AGM; Special Committee matters and its investigation and court application, and other information in future periods. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, receipt of necessary additional funding, strategic partner support and regulatory approvals; GMP manufacturing and other activities; the timely provision of services and performance of contracts by third parties; and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital, which may not be available; uncertainty whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized; the risk that the Company’s expected timelines for meeting certain objectives may not be met; uncertainty whether clinical trials will proceed as planned or at all, and the risk that clinical trial results may be negative; insurance and intellectual property risks; research and development risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its third-party service providers; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; the risk of technical obsolescence; uncertainty of the size and existence of a market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates, which are not assured; changes in the board of directors, business strategy or plans; uncertainty of the outcome of the AGM or the Special Committee matters, investigation or court application; the risk that the Company may be required to pay out severance amounts as a result of a change of control of the Board of Directors of up to $2.6 million; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.

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